

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 1, 2018

Joseph Daches
Chief Financial Officer
Lilis Energy, Inc.
300 E. Sonterra Blvd., Suite No. 1220
San Antonio, TX 78258

>   **Re: Lilis Energy, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 20, 2018**
>   **File No. 333-224378**

Dear Mr. Daches:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Mark L. Jones
       Baker & Hostetler LLP